Exhibit 99.1

Press Release

For immediate release

CBL INTERNATIONAL LIMITED
(Incorporated in Cayman Islands with limited liabilities)
(NASDAQ: BANL)

CBL International Limited Reports 2024 Full-Year Results:
Revenue Soars 35.9% to $592.5 Million Amid Global Expansion

Leveraging Challenges to Boost Market Share for Recovery

Kuala Lumpur, April 16, 2025 — CBL International Limited (NASDAQ: BANL) (the “Company” or “CBL”), the listing vehicle of Banle Group (“Banle” or “the Group”), a leading marine fuel logistic company in the Asia-Pacific region, today announced its annual financial results for the year ended December 31, 2024.

Financial Performance Overview

The company reported consolidated revenue of $592.52 million for the year ended December 31, 2024, marking a 35.9% increase from $435.90 million in 2023. This growth was primarily driven by a 38.1% increase in sales volume, supported by the addition of new customers during the year, expansion of our supply network to cover more ports, and a broader customer base that now includes bulk carriers and oil and gas tankers in addition to container liner operators.

Due to challenging market conditions, the Company reported a net loss of $3.87 million in 2024, compared to a net income of $1.13 million in 2023, mainly attributed to a 25.5% decrease in gross profit to $5.37 million in 2024 from $7.21 million in 2023 and a 56.8% rise in operating expenses to $8.70 million in 2024 from $5.55 million in 2023. The Company adopted a volume-driven growth strategy that involved offering more competitive pricing in a market characterized by intensified competition and pricing pressure. While this approach supported increased sales volume and market share, it also contributed to narrower profit margins.

In addition to reduced gross margins, the net loss was impacted by increased expenses for business expansion, biofuel operation, additional expenses to enhance ESG, and a rise in interest expenses. These were partially offset by a reduction in income tax expenses. The financial outcome reflects both the dynamic nature of the bunkering industry and the Company’s ongoing investment in client base development and geographic growth, which are expected to enhance long-term positioning as market conditions normalize.

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Earnings per share (EPS) reflected this, decrease to $(0.136) in 2024 from $0.045 in 2023. Cash and cash equivalents increased by 8.3% to $8.02 million as of December 31, 2024 from $7.40 million as of December 31, 2023.

Business Expansion in Challenging Times

CBL International’s operational expansion was a key focus in 2024, particularly in a challenging industry environment marked by geopolitical tensions, such as the Red Sea crisis and broader Middle East tensions. The company grew its service network from 36 ports at the time of its IPO in March 2023 to over 60 ports by year-end 2024, covering Asia Pacific, Europe, Africa, and Central America. Revenue growth year-on-year was notable across China, Hong Kong, Malaysia, Singapore, and South Korea.

Key new ports included Mauritius, Panama, and India, enhancing its global reach. This expansion was supported by servicing nine of the world’s top 12 container shipping lines, representing nearly 60% of global container fleet capacity. The Company’s European expansion focused on strengthening cross-regional service offerings for Euro–Asia trade routes. Growth was supported by a stronger presence in the Amsterdam-Rotterdam-Antwerp (ARA) region and a new Ireland office established in late 2023, enhancing local sourcing capabilities.

Customer diversification was another priority, with the share of non-container liners in total revenue increased, and sales concentration among the top five customers declined in fiscal year 2024.

A significant highlight was the company’s push towards sustainability, with biofuel sales surging by 628.8% and volume by 603.0%. The introduction of B24 biofuel (76% fossil fuel, 24% used cooking oil methyl ester) in Hong Kong, China, and Malaysia reduced greenhouse gas emissions by 20%, supported by ISCC EU and ISCC Plus certifications secured in 2023. This aligns with global trends towards greener shipping solutions and positions CBL as a leader in sustainable fuel logistics.

Strategically, CBL enhanced its IT systems, implementing real-time order tracking, data analytics, and workflow automation to improve efficiency. Credit risk management was strengthened, and working capital management improved with increased factoring facilities and a cash balance rise, navigating macroeconomic challenges through pricing strategies and port network adjustments. Additionally, CBL expanded its funding sources by accessing capital markets, such as private placement, increasing financial flexibility to support growth initiatives.

Bullish Outlook and Customer Loyalty Strategy

Despite the net loss, CBL’s management remains optimistic about the future, viewing current industry challenges as an opportunity to build resilience and enhance customer loyalty. While prudently evaluating the impact of the latest U.S. tariff policy, among other macro incidents such as geopolitical tensions, regulatory changes, and shifting global trade dynamics, on the economy and the bunkering sector, CBL believes its broad global network, primarily focused on intra-Asia and Euro-Asia trade routes, helps mitigate potential adverse effects. Since the Company has no operation on U.S. ports, the impact of such policies may be limited in the near future.

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The Company’s strategic expansion of ports, diversification of its client base, and commitment to sustainable initiatives are designed to position it for growth when market conditions improve. By investing in new ports and expanding relationships with key industry players, CBL aims to secure long-term partnerships that will strengthen its market position as global trade stabilizes and profitability improves.

Management Commentary and Future Outlook

Dr. Teck Lim Chia, Chairman and CEO of CBL International Limited, stated, “We are confident in our strategy to expand our service network, maximize sales volume and explore sustainable offerings, even in these challenging times. Our investments in new ports, diversified clients, and sustainable fuels are building a foundation for future growth. We believe that by demonstrating our capabilities at present, we will earn customer loyalty that will yield substantial benefits as the market recovers, positioning CBL International for significant success in the years ahead.”

Looking ahead, CBL remains focused on expanding its market presence, particularly in biofuels, and enhancing its global supply network. The company is committed to driving operational efficiency and delivering sustainable growth.

Webcast Details

CBL International Limited (Nasdaq: BANL) cordially invites you to participate in a webcast to discuss its financial results for the year ended December 31, 2024.

Event:	2024 Annual Results Webcast

Date and Time:	10:00 pm – 11:00 pm US EST on 16 April 2025 (Wednesday)

10:00 am – 11:00 am MST/HKT on 17 April 2025 (Thursday)

Access:	The webinar can be accessed live through the website provided below.

Webcast Link:

English: https://edge.media-server.com/mmc/p/99dbfk3g

Chinese:https://webcast.roadshowchina.cn/K1E3N2VMdGJ6RXNRSk5pSGltNzJLZz09

QR Code:

English	Chinese

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About the Banle Group

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in over 60 major ports covering Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey and Vietnam, as of 16 April, 2025. The Group actively promotes the use of sustainable fuels and is awarded with the ISCC EU and ISCC Plus certifications.

For more information about our company, please visit our website at: https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, fuel prices and tariffs, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED
(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:
CBL International Limited
Email: investors@banle-intl.com

Strategic Financial Relations Limited

Shelly Cheng	Tel: (852) 2864 4857
Iris Au Yeung	Tel: (852) 2114 4913
Email:	sprg_cbl@sprg.com.hk

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